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09046015

April 28, 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement –TR-1: Notification of Major Interests in Shares, dated April 24, 2009.
- Regulatory Announcement – DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ, dated April 16, 2009.
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated March 31, 2009.
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated March 17, 2009.
- Regulatory Announcement – QinetiQ Group plc - QinetiQ North America Focused Investor and Analyst Event, dated March 12, 2009.
- Regulatory Announcement – DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP"), dated March 11, 2009.

LATHAM&WATKINS LLP

- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated February 26, 2009.
- Regulatory Announcement – DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ, dated February 25, 2009.
- Regulatory Announcement – DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP"), dated February 12, 2009.
- Regulatory Announcement – TR-1: Notifications of Major Interests in Shares, dated February 10, 2009.
- Regulatory Announcement – Interim Management Statement, dated February 10, 2009.

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

I. REG-QinetiQ Group plc Holding(s) in Company

RNS Number : 1384R
QinetiQ Group plc
24 April 2009

TR-1: Notification of Major Interests in Shares

QinetiQ Group plc
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_____________

3. Full name of person(s) subject to notification obligation:

4. Full name of shareholder(s) (if different from 3): Deutsche Bank AG

5. Date of transaction (and date on which the threshold is crossed or reached if different): 22/04/2009

6. Date on which issuer notified: 23/04/2009

7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B0WMWD03			19,876,609	19,876,609		3.01%	

DC\1185755.1

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired if the instrument %of voting rights exercised/converted

Total (A+B)

Number of voting rights %of voting rights
19,876,609 3.01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone name: +44 (0)1252 392000

HOLPUURWCUPBGPC

II. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 16/04/2009
com:20090416:RnsP6876Q

RNS Number : 6876Q
QinetiQ Group plc
16 April 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 16 April that the following Director of the Company acquired Shares under the SIP on 9 April 2009 held through the Trustee:

Director	Number of Shares acquired	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	128*	5,085,696
David Mellors	126**	126

* The Number of Shares acquired includes 96 Partnership Shares acquired at 1.30 pence and 32 Matching Shares acquired at 1.30 pence. Both partnership and matching elements are registered in the name of the Trustee.

** The Number of Shares acquired includes 95 Partnership Shares acquired at 1.30 pence and 31 Matching Shares acquired at 1.30 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

16 April 2009

END
This information is provided by RNS
The company news service from the London Stock Exchange
END

RDSSFIFFMSUSEIL

III. REG-QinetiQ Group plc Total Voting Rights

Released: 31/03/2009
com:20090331:Rnse7918P

RNS Number : 7918P
QinetiQ Group plc
31 March 2009

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

TVRGCGDXGBXGGCB

IV. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 17/03/2009
com:20090317:RnsQ9971O

RNS Number : 9971O
QinetiQ Group plc
17 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1)a and DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 17 March 2009 of the following purchase of ordinary shares of 1 penny each in the Company ("Ordinary Shares") at a price per share of 141.3512p from the following director of the Company:

Name of Director	No. of Ordinary Shares Purchased	Percentage of issued share capital
Graham Love	100,000	0.0151%

As a result of the above, the interest of Mr Love in the Company's Ordinary Shares is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Graham Love	5,085,568	0.77%

The transaction described above took place on 12 March 2009 in the United Kingdom and relates to Ordinary Shares held by Mr Love. No connected persons of Mr Love participated in the disclosed transaction.

Lynton D. Boardman
Company Secretary
17 March 2009
Tel: (+44) (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

RDSSFSFLWSUSEFD

V. REG-QinetiQ Group plc Notice of Investor and Analys

Released: 12/03/2009
com:20090312:RnsL6945O

RNS Number : 6945O
QinetiQ Group plc
12 March 2009

QinetiQ Group plc - QinetiQ North America Focused Investor and Analyst Event

QinetiQ Group plc is pleased to announce that it will be holding a QinetiQ North America focused investor and analyst event on the afternoon of Thursday 12 March 2009, commencing at 3.00pm, at IoD hub City of London, New Broad Street House, 35 New Broad Street, London EC2M 1NH.

The event will be hosted by Graham Love, Group Chief Executive. Duane Andrews, CEO of QinetiQ North America (QNA) will give a presentation outlining his perspectives on the US defence and security market and an update on current activities within QNA.

No new trading or price sensitive information will be disclosed during the presentation.

Copies of the presentation will be available on the Group's website, www.qinetiq.com/home/investor_centre.html.

For further information please contact:
Lucinda Davies, QinetiQ Investor Relations: +44 (0) 7733 014 297
David Bishop, QinetiQ Media Relations: +44 (0) 1252 39 4573; +44 (0) 7920 108 675

MSCSFAFDFSUSEFD

VI. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 11/03/2009
com:20090311:RnsK6960O

RNS Number : 6960O
QinetiQ Group plc
11 March 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 March that the following Director of the Company acquired Shares under the SIP on 9 March 2009 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	127	4,985,568

* The Number of Shares acquired includes 95 Partnership Shares acquired at 1.31 pence and 32 Matching Shares acquired at 1.31 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

11 March 2009
END

RDSSFUFDFSUSEID

VII. REG-QinetiQ Group plc Total Voting Rights

Released: 26/02/2009
com:20090226:RnsZ9440N

RNS Number : 9440N
QinetiQ Group plc
26 February 2009

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

TVRBDGDDSSDGGCL

VIII. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 25/02/2009
com:20090225:RnsY8735N

RNS Number : 8735N
QinetiQ Group plc
25 February 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 24 February 2009 that the following Directors of the Company acquired Shares under the SIP on 24 February 2009, held through the Trustee:

Directors	Number of Dividend Shares acquired on 24 February 2009*	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Sir John Chisholm	3	11,501,016
Graham Love	37	4,985,441

* The Dividend Shares were acquired at 135.733 pence per share.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

25 February 2009
END

RDSSEEFDISUSEIE

IX. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 11/02/2009
com:20090211:RnsK1651N

RNS Number : 1651N
QinetiQ Group plc
11 February 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQGroup plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 February that the following Director of the Company acquired Shares under the SIP on 9 February 2009 held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Director Graham Love	102	4,985,404

* The Number of Shares acquired includes 77 Partnership Shares acquired at 162.96 pence and 25 Matching Shares acquired at 162.96 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

11 February 2009
END

X. REG-QinetiQ Group plc Holding(s) in Company

Released: 10/02/2009
com:20090210:RnsJ0710N

RNS Number : 0710N
QinetiQ Group plc
10 February 2009

TR-1: Notifications of Major Interests in Shares

QinetiQ Group plc

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification (yes/no) yes

An acquisition or disposal of voting rights no

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached no

An event changing the breakdown of voting rights no
Other (please specify):______________

Standard Life Investments Ltd
3. Full name of person(s) subject to notification obligation: Vidacos Nominees

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 6 February 2009

6. Date on which issuer notified: 9 February 2009

7. Threshold(s) that is/are crossed or reached: 5%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
If possible use ISIN code GB00B0WMWD03		

Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
32,727,346	32,727,346	34,001,431				
			Direct	Indirect	Direct	Indirect
			17,190,308	16,811,123	2.603%	2.545%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)

Total (A+B)

Number of voting rights	Percentage of voting rights
34,001,431	5.148%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: Standard Life Investments Ltd

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone name: +44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

HOLGUUAUPUPBGUU

XI. REG-QinetiQ Group plc Interim Management Statement

Released: 10/02/2009
com:20090210:RnsJ0468N

RNS Number : 0468N
QinetiQ Group plc
10 February 2009

Interim Management Statement

QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, today issues the following Interim Management Statement.

Highlights

* Strong organic revenue growth in North America of 19% on a constant currency basis
* Sodexo named new equity partner in the Metrix consortium
* Successful $300m US private debt placement completed diversifying the source, maturity and currency profile of the Group's debt.

Group trading

Trading in the third quarter remained in line with expectations and as set out in the interim results announcement made on 26 November 2008.

Group revenue increased 17.4% in the nine months to 31 December 2008 with organic growth at constant foreign exchange rates of 8.1%. The strengthening US dollar increased reported revenues by £51.1m over the same period last year.

	9 months to 31 Dec 2008 £m	9 months to 31 Dec 2007 £m	Growth %	12 months to 31 March 2008 £m
Revenue				
QinetiQ North America	536.5	386.0	39.0%	540.2
EMEA	591.2	574.7	2.9%	820.1
Ventures	4.4	3.3	5.7	
Total	1,132.1	964.0	17.4%	1,366.0

QinetiQ North America (QNA)

QNA achieved strong organic revenue growth of 19% at constant currency for the nine months to 31 December 2008.

The Technology Solutions business received its first orders for our newly developed Dragonrunner(R) robot variant, and for the EARS(R) sniper detection system which represents our first large-scale deployment of such a soldier wearable product.

Our service based businesses, Systems Engineering and Missions Solutions, continued to exploit their offerings under the increased profile of the QinetiQ brand. In October 2008 the Mission Solutions business completed the acquisition of Dominion Technology Resources, Inc. (DTRI), announced on 4 August 2008. We are pleased with the post-acquisition performance of DTRI which operates within the US intelligence market.

Europe, Middle East and Australasia (EMEA)

EMEA revenues are in line with the prior year on an organic basis for the nine months to date. Consistent with prior years, the EMEA results reflect the seasonality in the UK business with revenues weighted towards the final quarter of the year.

The business transformation from pure research and development into a technology based solutions and services business continues. We are well placed to respond to the changing priorities of the MOD, our largest customer, including the support of existing operations and the provision of value for money solutions. We expect the research budgets to tighten further and continue to see delays in the award of contracts by the MOD. EMEA will monitor its cost base carefully to seek opportunities for efficiencies and to protect margins during this transition. The planned disposals of certain non core assets are Progressing where we believe we can deliver greater value from divestment than retention. We expect some relatively small scale realisations will occur within the next few months.

The DTR programme progresses well. The Metrix consortium is undertaking a number of key activities with the support of the MOD including public consultation in Wales and the maturing of the Defence Technical Academy construction proposal in order to meet planning application requirements. At the beginning of February Sodexo was selected as our new 50/50 equity partner in the Metrix consortium, following Land Securities Trillium's withdrawal. Sodexo has considerable experience of PFI projects and of working as a partner with the MOD and is an existing member of the consortium.

Financial position

During October 2008, the Group completed the acquisitions of DTRI and Commerce Decisions. These were funded through an increase in bank borrowings, which are primarily drawn in US dollars.

In order to diversify the source, maturity and currency profile of the Group's debt facilities, in February 2009 the Group completed a private debt placement with US financial institutions totalling $300m. The placement comprises $62m debt with a 7 year maturity at a coupon of 7.13% and $238m over 10 years at a coupon of 7.62%.

The total of the committed facilities available to the group is now £886m, when translated at an exchange rate of $1.45/£, the earliest maturity date of which is August 2012.

The 30 June 2008 triennial pension scheme funding valuation is proceeding to plan and we expect to conclude this exercise in the next few months. As previously announced, any annual recovery payments resulting from a likely past service deficit will be partially offset by lower future service contributions as a result of the changes in terms implemented this financial year.

Outlook

With trading performance in line with expectations, the Board remains confident about the outlook for the Group.

QinetiQ's preliminary results for the year ended 31 March 2009 will be announced on 21 May 2009.

- E ND S -

Notes to Editors

About QinetiQ

QinetiQ (pronounced "kinetic") is a leading international defence and security technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 6,000 in North America.

QinetiQ's vision is to be the leading international provider of defence and security technology based services. QinetiQ's strategy is to strengthen its presence in North America, build on its powerful UK defence franchise by growing market share in technology insertion, advice and managed services, build valuable new market positions in selected EMEA markets outside the UK and take selected defence technologies into new commercial markets.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

For further information see www.QinetiQ.com

Contacts:
QinetiQ Investor Relations:
Ben Lewis Tel: +44 (0)1252 39 2696; +44 (0)7711 706 100
Lucinda Davies: +44 (0) 7733 014 297

QinetiQ Media Relations:
David Bishop Tel: +44 (0)1252 39 4573; +44 (0)7920 108 675
Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

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